6






Mr. William C-L Friar, Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporation Finance
William C-L Friar, Senior Financial Analyst
100 F. Street N.E.
Mail Stop 4561
Washington, D.C.  20549

RE:   Tri City Bankshares Corporation ("Registrant")
      Your Comment Letter dated May 29, 2009
      Annual Report on Form 10K for the year ended December 31, 2008

Dear Mr. Friar:

     We are in receipt of your comment letter dated May 29, 2009 relating to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report"). Our responses to your comments are set forth beginning on the second page of this letter. Your comments are reproduced for your convenience.

          In connection with our response, we acknowledge that:

               1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

               2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further comments or questions about our responses, please feel free to contact me.

         Very truly yours,
         Tri City Bankshares Corporation

         /s/RONALD K.PUETZ

         Ronald K. Puetz
         President, Chairman, & CEO

COMMENT

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 18

1. We note the disclosure related to the company's recent sales of unregistered securities. With respect to the issuances discussed, please tell the staff whether the company complied with all state securities laws to which it is subject. In particular, please tell the staff whether the shares were registered under state law or whether the shares were exempt from registration. We note the disclosure that the securities were validly issued under the Wisconsin Business Corporation Law and the company's Articles of Incorporation. To the extent the shares were issued in violation of state and/or federal law, please advise us of what rights, if any, you believe purchasers may have, the basis for that belief and why any financial implications of such violations were not reflected in the company's financial statements and/or notes related thereto, and specifically address the applicability and disclosure requirements of SFAS 5 and SFAS 150.

RESPONSE

     As a preface to the discussion below, please note that Registrant's annual report on Form 10-K for the year ended December 31, 2007 (the "2007 10-K") included a significantly more detailed disclosure of the facts and circumstances surrounding its issuance and sale of unregistered shares under its Dividend Reinvestment Plan ("DRIP"). For the reasons discussed below, the corresponding disclosure in the 2008 Annual Report is an abridged version of the earlier discussion.

     Registrant terminated the DRIP promptly following the sale of shares thereunder in connection with its January 2008 dividend. Prior to filing the 2007 Form 10-K, the Registrant, through its counsel, sought advice from the Commission staff concerning the appropriateness of its disclosure that was ultimately included in the 2007 Form 10-K. The staff advised Registrant's counsel that it was unable provide any advice in this regard.

     Registrant publicly disclosed in the 2007 Form 10-K the facts and circumstances surrounding its issuance and sale of unregistered shares under the DRIP, and referred to its possible obligation to repurchase those shares. Since the filing of the 2007 Form 10-K, Registrant has not received a single inquiry from any former DRIP participant seeking to rescind his or her purchase of the unregistered non-exempt shares.

         COMPLIANCE WITH STATE SECURITIES LAWS

     The substantial majority of the Registrant's shares sold through the DRIP were sold to Wisconsin residents (to illustrate, out of 174,839 shares sold


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


through the DRIP during the past three years, 157,922, or 90.3 percent, were sold to Wisconsin residents). The Wisconsin Blue Sky Law provides a self-executing exemption from the registration requirements for offers and sales under a dividend reinvestment plan (see Wis. Stats. ss.551.23(14), rev. and renumbered as Wis. Stats. ss.551.202(22) eff. January 1, 2009; also see ss.DFI-Sec 2.02(7)(b), Wis. Admin. Code).

     The remainder of the DRIP shares were sold in sixteen other states, all but one of which also had self-executing exemptions similar to Wisconsin's, or had filing requirements that were complied with by the Registrant. Registrant has determined that it sold shares under the DRIP in one state for which no exemption may have been available and in which no filing was made.

         VALIDITY OF ISSUANCE

     The statement in the 2008 Annual Report that the shares issued and sold without registration under the Securities Act of 1933 were "... nevertheless validly issued under the Wisconsin Business Corporation Law and the Registrant's Articles of Incorporation" refers to the fact that the issuance of such shares was authorized by all necessary corporate action and that the shares are considered issued and outstanding for all purposes, such as voting, dividend and liquidation rights. This statement was not intended to refer to the registration requirements under the Wisconsin Blue Sky Law, although the shares issued under the DRIP were issued in compliance therewith as well.

         PURCHASERS' RIGHTS

     Purchasers' Rights Under Federal Securities Laws. Securities Act ss.5(a) prohibits the sale of securities unless a registration statement is in effect with respect thereto or an exemption is available. Although a registration statement relating to the DRIP had been declared effective in January 1993, it arguably was not "in effect" with respect to the 797,438 shares sold in excess of the 250,000 shares initially registered. The civil remedy for a violation of Securities Act ss.5(a) is set forth in Securities Act ss.12(a)(1), which provides that:

     "Any person who ... offers or sells a security in violation of section 5 ... shall be liable ... to the person purchasing such security from him, who may sue ... to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon ... or for damages if he no longer owns the security."

     Securities Act ss.13 provides a one-year limitations period for civil liability under ss.12(a)(1). This is the period during which the Registrant could be viewed as having "strict liability" to the purchasers for the sale of unregistered shares under the DRIP.

     As of the date of this letter, the most recent sale of shares sold pursuant to the DRIP was in January 2008. Accordingly, any rescission or damages claim by a purchaser under Section 12(a)(1) has been barred since January 2009.

     In March 2008, the Registrant evaluated whether it would be appropriate to make a rescission offer to DRIP participants who acquired their shares since April 2007 and who would potentially have a claim under Section 12(a)(1). However, for a variety of reasons, including the following, it elected not to do so. During the preceding year (from and after the DRIP sales in April 2007), the


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


Registrant issued and sold a total of 81,783 shares under the DRIP, all at a price of $19.35 per share. During that time, the Registrant's stock traded in a very narrow range (from a low of $18.75 to a high of $20.50) and the Registrant paid three quarterly dividends totaling $0.76 per share (25(cent) per share in July 2007, 25(cent) per share in October 2007 and 26(cent) per share in January
2008). Accordingly, applying the formula in ss.12(a)(1) would have produced a repurchase price of $18.59 plus interest for all 81,783 shares, which is lower than the original $19.35 sales price. In other words, DRIP participants who accepted a rescission offer, if one had been made, would likely have lost money. The Registrant also concluded in March 2008 that the aggregate Section 12(a)(1) damages that DRIP participants would be entitled to assuming they had all disposed of their DRIP shares at the lowest trading price during the prior year would not have aggregated more than approximately $5,000.

     PURCHASERS' RIGHTS UNDER STATE BLUE SKY LAWS. The offer and sale of shares pursuant to the DRIP was exempt from registration under the Blue Sky laws of Wisconsin. The sales were also either exempt under the Blue Sky laws of all but one of the other states in which sales were made or were subject to notice filings which were properly made where required. Accordingly, neither Wisconsin DRIP participants nor DRIP participants in those states would have any claims against Registrant thereunder.

     As discussed above, there is one state in which shares were sold under the DRIP for which an exemption may not have been available. The particular state has civil remedies identical to those provided under Securities Act ss.12(a) and has a two-year limitations period for claims arising out of the sale of unregistered securities. Registrant has determined that the sales in that particular state for which it might be liable for a claim for rescission or damages were sales that occurred in July 2007, October 2007 and January 2008. These sales involved five DRIP participants who purchased a total of 2,659 shares. It is uncertain whether such a claim would be asserted or what the "repurchase price" would be (if a rescission claim is made) or what the "damages" would be and thus Registrant's potential exposure cannot be estimated. However, by any measure Registrant's exposure could not exceed the price at which the shares were sold (assuming that the amounts of dividends and statutory interest offset each other). The per-share price of all sales under the DRIP during the relevant period was $19.35 and, thus, Registrant can say with certainty that its "exposure" could not exceed approximately $52,000 ($19.35 X 2,659 = $51,452). Further, because of the state's 2-year limitations period, the Registrant's exposure will reduce by approximately one-third in July 2009, October 2009 and January 2010 and will become zero on January 17, 2010 (the date on which all claims will be barred under the 2-year limitations period).

     DISCLOSURE OF FINANCIAL IMPLICATIONS. As noted above, in 2008 the Registrant determined that its potential financial exposure for selling unregistered non-exempt shares under the DRIP was speculative and negligible in amount. Accordingly, Registrant concluded that even the maximum cost of rescission claims and/or damages would be immaterial to the Registrant (which had $790 million in assets and $107 million in equity at December 31, 2007, and $10.0 million in 2007 net income). For this reason, Registrant elected not to quantify its financial exposure in its 2007 10-K and a statement to that effect was included in the narrative disclosure referenced above. When the 2008 Annual Report was filed in March 2009, Registrant's "exposure" to rescission claims and/or damages under the Securities Act had been reduced to zero and its exposure under the Blue Sky laws, as detailed above, was no more than approximately $52,000.

     For the foregoing reasons, Registrant respectfully submits that disclosure of its financial exposure in connection with the sale of unregistered non-exempt shares under the DRIP is not appropriate. Even if SFAS 5 ("Accounting for Contingencies") or SFAS 150 ("Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity") were to be considered applicable, the amount involved (which, as discussed above, cannot exceed approximately $52,000) is immaterial to the business or financial condition of the Registrant.





COMMENT

2.   The  company  discloses  that its  common  stock is  quoted  on the  OTCBB.
     However, it appears it is actually quoted on the Pink Sheets. Please advise. If necessary, revise future filings to reflect the proper OTC market on which the shares are quoted.

RESPONSE

     You are correct: Registrant's common stock is quoted on the Pink Sheets. Registrant will rectify this misstatement in future filings with the Commission.





COMMENT

Item 7. Management's Discussion and Analysis, page 19

3. In future reports, including quarterly reports, please include a management analysis and commentary regarding nonperforming loans if, in the view of management, there are any trends, changes or anomalies. As part of the analysis, please discuss changes in the composition by loan type.

RESPONSE

     Registrant's   will  address  this  comment  in  future  filings  with  the
Commission, beginning with its Quarterly Report on From 10-Q for the quarter ending June 30, 2009.


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




COMMENT

4. In future reports, please discuss the standards of quality in your residential real estate loan portfolio. In future reports, specifically discuss whether or not you invest in or hold subprime loans or loans sometimes called Alt-A loans. If you do, disclose the dollar amount of such loans and discuss their performance.

RESPONSE

     Registrant will address this comment in future filings with the Commission, beginning with its Quarterly Report on From 10-Q for the quarter ending June 30, 2009. Please be advised that Registrant does not currently invest in or hold subprime loans or Alt-A loans.





COMMENT

ITEM 11. EXECUTIVE COMPENSATION
General

5. We note that you do not include a Grants of Plan-Based Awards table. However, you had a non-equity incentive plan in place in 2008. Therefore, you must provide the information required by Item 402(d)(2)(iii) of Regulation S-K. Please provide the staff with proposed revised disclosure that includes a Grants of Plan-Based Awards table and revise future filings accordingly.

RESPONSE

     Registrant respectfully submits (and believes through conversations with SEC staff that the SEC agrees) that Registrant is a "smaller reporting company" for which the disclosures required under Item 402(d)(2)(iii) of Regulation S-K are not required per Item 402(l) of Regulation S-K.